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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9F

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULES 14d-1(b) AND 14e-2(c) THEREUNDER

(AMENDMENT NO. 1)

CP SHIPS LIMITED (Name of Subject Company)
New Brunswick, Canada (Jurisdiction of Subject Company's Incorporation or Organization)
CP SHIPS LIMITED (Name of Person Filing Statement)
Common Shares, without par value (including Common Share Purchase Rights) (Title of Class of Securities)
22409V102 (CUSIP Number of Class of Securities)

John M. Baker
2 City Place
Beehive Ring Road
Gatwick, West Sussex, RH6 0PA
United Kingdom
+44 1293 866 200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing the statement)

Copies to:

Thomas M. Thesing Sidley Austin Brown & Wood LLP Woolgate Exchange 25 Basinghall Street London, England EC2V 5HA +44 20 7360 2066	David E. Woollcombe McCarthy Tétrault LLP Suite 4700, TD Bank Tower Toronto, Ontario Canada M5K 1E6 (416) 601-7555

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

Exhibit 1.1:	Chairman's letter and Directors' Circular of CP Ships Limited dated August 30, 2005 (previously filed with the Schedule 14D-9F, filed September 1, 2005, of CP Ships Limited)

Item 2. Informational Legends

        See the cover of the Directors' Circular of CP Ships Limited dated August 30, 2005.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

Exhibit 1.2:	Press release, dated August 21, 2005, of CP Ships Limited (incorporated by reference to the Form 6-K, filed August 22, 2005, of CP Ships Limited)
Exhibit 1.3:
Form 51-102F3 Material Change Report under Canadian securities regulations, including press release of CP Ships Limited and execution copy of Support Agreement, dated August 20, 2005, between TUI AG and CP Ships Limited (incorporated by reference to the Form 6-K, filed August 22, 2005, of CP Ships Limited)
Exhibit 1.4:	Press release, dated September 1, 2005, of CP Ships Limited (incorporated by reference to the Form 6-K, filed September 1, 2005, of CP Ships Limited)
Exhibit 1.5:	Press release, dated October 7, 2005, of CP Ships Limited (incorporated by reference to the Form 6-K, filed October 7, 2005, of CP Ships Limited)

PART III — UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

1.
Undertaking

        CP Ships Limited undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

2.
Consent to Service of Process

        The person filing this Amendment No. 1 to Schedule 14D-9F has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X with respect to the Schedule 14D-9F.

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PART IV — SIGNATURES

        By signing this Schedule, the persons signing consent without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Schedule 14D-9F or any purchases or sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant's designated agent.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CP SHIPS LIMITED
By:	/s/ J.P. LaCasse
Name: J.P. LaCasse Title: Senior Vice President

Date: October 7, 2005

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EXHIBIT INDEX

Exhibit 1.1:	Chairman's letter and Directors' Circular of CP Ships Limited dated August 30, 2005 (previously filed with the Schedule 14D-9F, filed September 1, 2005, of CP Ships Limited).
Exhibit 1.2:	Press release, dated August 21, 2005, of CP Ships Limited (incorporated by reference to the Form 6-K, filed August 22, 2005 of CP Ships Limited)
Exhibit 1.3:
Form 51-102F3 Material Change Report under Canadian securities regulations, including press release of CP Ships Limited and execution copy of Support Agreement, dated August 20, 2005, between TUI AG and CP Ships Limited (incorporated by reference to the Form 6-K, filed August 22, 2005, of CP Ships Limited)
Exhibit 1.4:	Press release, dated September 1, 2005, of CP Ships Limited (incorporated by reference to the Form 6-K, filed September 1, 2005, of CP Ships Limited)
Exhibit 1.5:	Press release, dated October 7, 2005, of CP Ships Limited (incorporated by reference to the Form 6-K, filed October 7, 2005, of CP Ships Limited)

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